UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West
Penthouse Suite 1300
Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F        ☐ Form 40-F

Explanatory Note

Special Shareholder Meeting Results

On April 16, 2025, Psyence Biomedical Ltd. (the “Company”) held its previously announced Special Meeting of Shareholders (the “Meeting”) to approve a proposal (the “Proposal”) to authorize the board of directors of the Company to conduct a share consolidation, or reverse stock split, at a ratio of up to 50-for-1 of the Company’s common shares, no par value (the “Common Shares”).

Shareholders were represented in person or by proxy at the meeting holding 1,532,397 Common Shares, representing approximately 33.85% of the Company’s 4,527,128 issued and outstanding Common Shares as of March 17, 2025, the record date for the Meeting. The Proposal is described in detail in the Company’s Management Information Circular filed as Exhibit 99.1 to the Current Report on Form 6-K filed by the Company with the U.S. Securities and Exchange Commission on March 31, 2025. The Proposal was approved by the shareholders, with shareholders holding 1,467,686 Common Shares, representing 95.78% of the Common Shares cast at the Meeting, voting for the Proposal, and shareholders holding 64,711 Common Shares, representing 4.22% of the Common Shares cast at the meeting, voting against the Proposal.

Nasdaq Delisting Notice

As previously disclosed, on December 20, 2024, a Nasdaq Hearings Panel granted the Company a one-year monitoring period pursuant to Nasdaq Listing Rule 5815(d)(4)(A) (the “Panel Monitor”). Under the terms of the Panel Monitor, any failure to meet continued listing requirements during the monitoring period results in a Staff Delisting Determination without the ability to submit a plan of compliance or receive an additional cure period under Rule 5810(c). Accordingly, the April 16, 2025 letter constitutes a Staff Delisting Determination. On April 16, 2025, the Company received a notification letter dated April 16, 2025 (the “Nasdaq Notification Letter”), from the Listings Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) indicating that the Company is not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share (the “Minimum Bid Price Rule”). The Staff’s determination is based on the closing bid price of the Company’s common shares being below $1.00 for 30 consecutive business days from March 5, 2025 through April 15, 2025. The Company intends to appeal this determination and request a hearing before a Nasdaq Hearings Panel. Under Nasdaq rules, this request will stay the suspension of trading and the delisting of the Company’s securities pending the outcome of the hearing and any extension the Hearings Panel provides.

The description of the Nasdaq Notification Letter above does not purport to be complete and is qualified in its entirety by reference to the full text of the Nasdaq Notification Letter, which is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The information contained in this Report on Form 6-K, including Exhibit 99.1, but excluding Exhibit 99.2 and 99.3 (Press Releases), is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-285542), and any prospectuses or prospectus supplements filed pursuant thereto.

Cautionary Note Regarding Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, the Company’s plans, objectives, expectations, and intentions with respect to future operations and corporate actions, including the share consolidation and compliance with Nasdaq continued listing standards, and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook,” or words of similar meaning.

Forward-looking statements in this communication include statements regarding the approval and implementation of the reverse stock split, the Company’s ability to regain and maintain compliance with Nasdaq Listing Rule 5550(a)(2), the expected outcome of the Company’s appeal to the Nasdaq Hearings Panel, and the continued listing of the Company’s securities on Nasdaq. These forward-looking statements are based on a number of assumptions, including the assumption that the share consolidation will be effected in a timely manner and will result in a sustained increase in the Company’s share price, and that the Nasdaq Hearings Panel will grant the Company sufficient time to regain compliance.

There are numerous risks and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others: (i) the Company’s ability to timely effect the share consolidation and the market reaction thereto; (ii) the outcome of the Nasdaq Hearings Panel process and any potential extensions granted; (iii) the Company’s ability to maintain the listing of its common shares and warrants on Nasdaq; (iv) volatility in the Company’s share price due to the reverse stock split or other market factors; and (v) changes in the regulatory or competitive landscape. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s final prospectus (File No. 333-284444) filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2025 and other documents filed by Psyence BioMed from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Actual results and future events could differ materially from those anticipated in such statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as required by law, Psyence BioMed does not intend to update these forward-looking statements.

The Company does not make any medical, treatment, or health benefit claims about its proposed products. The U.S. Food and Drug Administration, Health Canada, or other similar regulatory authorities have not evaluated claims regarding psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceutical products. The efficacy of such products has not been confirmed by authorized clinical research. There is no assurance that the use of psilocybin, psilocybin analogues, or other psychedelic compounds or nutraceuticals can diagnose, treat, cure, or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. The Company has not conducted clinical trials for the use of the proposed products. Any references to quality, consistency, efficacy, and safety of potential products do not imply that the Company has verified such in clinical trials or that the Company will complete such trials. If the Company cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on the Company’s performance and operations.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Nasdaq Delisting Notice, dated April 16, 2025
99.2	Press Release, dated April 17, 2025
99.3	Press Release, dated April 15, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 23, 2025

Psyence Biomedical Ltd.

By:	/s/ Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director

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